GENUINE PARTS COMPANY
2999 WILDWOOD PARKWAY SE
ATLANTA GA 30339

Bert Nappier	(678) 934-5207
Executive Vice President & CFO

August 14, 2023

Suying Li and Linda Cvrkel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:    Genuine Parts Company
    Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
File No. 001-05690

Dear Ms. Li and Ms. Cvrkel:

Reference is made to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated August 3, 2023 to Bert Nappier of Genuine Parts Company (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2022, filed with the Commission on February 23, 2023. In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which follow the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2022
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 19

1.    You present total segment profit and total segment margin that appear to be non-GAAP financial measures in MD&A. Please remove these non-GAAP measures or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q filed in fiscal year 2023.

Response: We respectfully acknowledge the Staff’s comments. As part of our ongoing effort to increase our transparency with investors about the financial measures we believe are important for evaluating our business performance, we added total segment profit and total segment margin to MD&A in the Form 10-K for the year ended December 31, 2022 and to subsequent Forms 10-Q filed in fiscal year 2023.

In response to the Staff’s comment, we further reviewed the guidance in Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and in future filings, we will provide the disclosures required by Item 10(e) of Regulation S-K within MD&A, including a reconciliation of total segment profit and total segment margin to their nearest GAAP measures. We will provide the disclosures required, including this reconciliation, beginning with our upcoming third quarter Form 10-Q.

An example of the reconciliation we will include in future filings is provided below.

	Year Ended December 31,
(in thousands)	2022	2021
GAAP net income	$1,182,701	$898,790
Income taxes	389,901	301,556
Income before income taxes	1,572,602	1,200,346
Interest expense, net	73,886	62,150
Corporate expense	269,364	174,842
Intangible asset amortization	157,437	103,273
Other unallocated costs	5,021	128,048
Total segment profit	$2,078,310	$1,668,659

GAAP net sales	$22,095,973	$18,870,510
GAAP net income margin	5.4%	4.8%
Total segment profit margin	9.4%	8.8%

Non-GAAP Financial Measures, page 22

2.    You record a tax impact of adjustments representing 2.7% of the total adjustments made in determining adjusted net income as compared to the GAAP effective tax rate of 24.8% in fiscal year 2022. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income and adjusted diluted EPS in each reporting period presented. Refer to Question 102.11 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: As background, we respectfully advise the Staff that the approach we use to determine the tax effect of non-GAAP adjustments considers the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments, including any related valuation allowances.

In future filings, we will expand our disclosures to provide additional details about how the income tax impacts of the adjustments are calculated, consistent with the guidance at Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. We will include these additional disclosures in our upcoming third quarter Form 10-Q.

An example of our enhanced disclosure that we will include in future filings within our Non-GAAP Financial Measures section of MD&A is provided below.

We determine the tax effect of non-GAAP adjustments by considering the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments, including any related valuation allowances. For the year ended December 31, 2022, we applied the statutory income tax rates to the taxable portion of all of our adjustments, which resulted in a tax impact of $137,000. A portion of our transaction costs included in our non-GAAP adjustments for the year ended December 31, 2022 were not deductible for income tax purposes; therefore, no statutory income tax rate was applied to such costs.

Consolidated Balance Sheet, page 36

3.    Please state separately, in your balance sheet or in a note thereto, any elements of prepaid expenses and other current assets in excess of five percent of your total current assets. Refer to Rule 5-02(8) of Regulation S-X. In addition, please separately state any elements of other current liabilities in excess of five percent of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comments. Our balance sheet line item for prepaid expenses and other current assets consists primarily of amounts due from vendors, prepaid expenses, income taxes and other miscellaneous receivables. Our balance sheet line item other current liabilities consists primarily of current lease obligations, allowances for sales returns expected within the next year, accrued compensation, accrued income and other taxes, and other accruals for expenses incurred.

Each reporting period, we evaluate the presentation requirements for these line items and consider any components that exceed the threshold set forth in Rule 5-02(8) and Rule 5-02(20) of Regulation S-X. With respect to the amounts due from vendors, which is included in the line item prepaid expenses and other current assets, these balances totaled $585 million and $529 million as of December 31, 2022 and 2021, respectively. Amounts due to us from vendors primarily relate to consideration under various volume rebate and cost reimbursement programs and do not specifically relate to a single vendor or a single vendor consideration program. These amounts fluctuate from period to period based on our purchases of inventory from our vendors, which is tied to our sales to our customers, and has been below the five percent threshold in certain recent quarterly reporting periods. We perform a qualitative and quantitative analysis on these balances each reporting period, including consideration of key trends and users of the financial statements, and while these balances exceeded the five percent threshold as of December 31, 2022 and 2021, we concluded the disclosure of amounts due from vendors was not material for the periods presented.

There were no other elements of either prepaid expenses and other current assets or other current liabilities that exceed the five percent threshold in any of the balance sheet periods presented.

In response to the Staff’s comment, we further reviewed the guidance and in future filings, we will disclose amounts due from vendors and any other components that exceed the threshold set forth in Rule 5-02(8) and Rule 5-02(20) of Regulation S-X on the face of the balance sheets or related notes to the financial statements, beginning with our third quarter Form 10-Q.

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings with the Commission. As noted herein, we will address these areas in our upcoming third quarter Form 10-Q. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to reach out to Stephen Gentry, Vice President – Financial Services and Controller, at (678) 934-5062 or Bert Nappier, Executive Vice President and Chief Financial Officer, at (678) 934-5207.

            Sincerely,

            Genuine Parts Company

            /s/ Bert Nappier

            Bert Nappier
            Executive Vice President and
            Chief Financial Officer

bcc:    Paul Donahue – Chairman and Chief Executive Officer
Will Stengel – President and Chief Operating Officer
Chris Galla – Senior Vice President and General Council
Jason Connor – Ernst & Young LLP
Zack Davis – King & Spalding LLP